Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue

Suite 7520

New York, New York 10118

(212) 979-8228

July 3, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Josh Shainess, Staff Attorney

Re:	Helios and Matheson Analytics Inc.
Registration Statement on Form S-3
File No. 333-226024

Dear Mr. Shainess:

Helios and Matheson Analytics Inc. hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:30 p.m. Eastern Standard Time on July 5, 2018, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the undersigned at (212) 979-8228 or the Company’s legal counsel, Kevin Friedmann, at (310) 586-7747.

Very truly yours,

Helios and Matheson Analytics Inc.

By:	/s/ Stuart Benson
Name:	Stuart Benson
Title:	Chief Financial Officer

cc:	Kevin Friedmann
Greenberg Traurig, P.A.